SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Joshua Peck

c/o Sixth Street Partners, LLC

2100 McKinney Avenue

Suite 1500

Dallas, TX 75201

469-621-3001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N/A	Page 2 of 9

1	NAME OF REPORTING PERSON SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) *,** (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,669,825,995 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,669,825,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,669,825,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	See response to Item 5(a, b) herein.

(2)	Based on 589,994,732,307 shares of Common Stock outstanding as of November 10, 2022 as provided by the Issuer.

CUSIP N/A	Page 3 of 9

1	NAME OF REPORTING PERSON ALAN WAXMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) *,** (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,669,825,995 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,669,825,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,669,825,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	See response to Item 5(a, b) herein.

(2)	Based on 589,994,732,307 shares of Common Stock outstanding as of November 10, 2022 as provided by the Issuer.

CUSIP N/A	Page 4 of 9

*	The Reporting Person (as defined herein) together with the Other Shareholders (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Person expressly disclaims membership in a group with any other person.

**	This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a “group” with the Other Shareholders within the meaning of Section 13(d) of the Act, and the Reporting Persons expressly disclaim such membership. See Item 4 below for additional information.

CUSIP N/A	Page 5 of 9

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, without par value (the “Common Stock”), of LATAM Airlines Group S.A., a sociedad anónima organized under the laws of Chile (the “Issuer”). The principal executive office of the Issuer is located at Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Metropolitan Region, Chile. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is filed jointly by Sixth Street Partners Management Company, L.P., a Delaware limited partnership (“Management Company”), and Alan Waxman, a United States citizen (“Mr. Waxman” and, together with Management Company, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

(b) The principal business address of Management Company is c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201. The principal business address of Mr. Waxman is c/o Sixth Street Partners, LLC, 345 California Street, Suite 2600, San Francisco, CA 94104.

(c) The principal business of Management Company is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation of Mr. Waxman is officer, director and/or manager of other affiliated entities.

Management Company ultimately indirectly controls (i) Sixth Street TAO GenPar, L.P., a Delaware limited partnership, which is the manager of TAO Finance 3-A, LLC, a Delaware limited liability company (“TAO Finance”); (ii) Sixth Street Fundamental Strategies GenPar, L.P., a Delaware limited partnership, which is the manager of Conifer Finance 3, LLC, a Delaware limited liability company (“Conifer Finance”); and (iii) Sixth Street Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the manager of Redwood IV Finance 3, LLC, a Delaware limited liability company (“Redwood Finance”).

Each of TAO Finance, Conifer Finance and Redwood Finance collectively own Lauca Investments, LLC, a Delaware limited liability company (“Lauca”), which directly holds 168,669,825,995 shares of Common Stock.

Because of Management Company’s relationship with TAO Finance, Conifer Finance and Redwood Finance, Management Company may be deemed to beneficially own the Common Stock. Management Company is managed by its general partner, whose managing member is Alan Waxman. Each of Management Company and Mr. Waxman disclaims beneficial ownership of the Common Stock except to the extent of their pecuniary interest therein.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction.

The Common Stock reported in this Schedule 13D was acquired by Lauca in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its affiliates in exchange for cash and claims, as described below.

CUSIP N/A	Page 6 of 9

On June 18, 2022, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) entered an order confirming the plan of reorganization (as amended, the “Plan”) of the Issuer and certain of its affiliates (the “Debtors”) resulting from the negotiation with creditors and equity holders of the Issuer of a restructuring support agreement (as amended, the “RSA”), dated as of November 26, 2021. For further information regarding the Plan, reference is made to the text of the Plan, which has been filed as Exhibit 5 hereto and incorporated by reference herein.

In connection with the Plan, on November 3, 2022 (the “Effective Date”), the Issuer issued the New Convertible Notes and new Common Stock, including shares and convertible notes issued to the Reporting Persons. Giving effect to the conversion of all New Convertible Notes and the issuance of new Common Stock in the Equity Rights Offering (“ERO”), the Issuer is anticipated to have approximately 606.4 billion shares of Common Stock outstanding.

The Equity Rights Offering

Pursuant to the terms of the Plan and the Shareholder Backstop Agreement and the Creditor Backstop Agreement (each as defined in the Plan, and together, the “Backstop Agreements”), the Issuer offered up to 73,809,875,794 shares of Common Stock in the ERO Rights Offering (as defined in the Plan) for an aggregate purchase price of US$800 million, which offering was open to all shareholders in accordance with their pre-emptive rights under applicable Chilean law and fully backstopped collectively by the Backstop Creditors and the Backstop Shareholders pursuant to the terms of the Backstop Agreements. Pursuant to the Creditor Backstop Agreement, Lauca acquired 12,722,714,701 shares of Common Stock in connection with the ERO Rights Offering on the Effective Date for cash consideration of approximately US$137.9 million.

Convertible Notes Offering

Pursuant to the Creditor Backstop Agreement and the Plan, on the Effective Date Lauca acquired $24,531,177.00 in aggregate principal amount of New Convertible Notes Class A for consideration consisting of claims with a face amount of approximately US$24,531,177, and $2,770,695,401.00 in aggregate principal amount of New Convertible Notes Class C (together with the New Convertible Notes Class A, the “New Convertible Notes”) for consideration consisting of US$1,319,726,580.91 in cash (including amounts due from the Debtors in respect of the repayment of debtor-in-possession financing and certain fees) and claims with a face amount of approximately US$1,450,968,820.96. The Reporting Persons exercised their option to convert their New Convertible Notes on the Effective Date, resulting in 155,947,111,294 shares of Common Stock.

Shareholders Agreement

In connection with the Plan, the Reporting Persons and certain other shareholders (the “Other Shareholders”) entered into a shareholders agreement (the “Shareholders Agreement”) on the Effective Date, which provides that (A) for an initial two year term following the Effective Date, the parties to the Shareholders Agreement shall vote their shares of Common Stock so that the Issuer’s board of directors (the “Board of Directors”) will be comprised, both initially and in the filling of any vacancies thereon during such initial term, of nine directors, who in accordance with Chilean law, shall be appointed as follows: (i) five directors, including the vice-chair of the Issuer’s Board of Directors, nominated by the Backstop Creditors; and (ii) four directors, including the chair of the Issuer’s Board of Directors (who shall be a Chilean national), nominated by the Backstop Shareholders; and (B) for the first five years after the Plan effective date, in the event of a wind-down liquidation or dissolution of the Issuer, certain recoveries on the shares delivered upon conversion of the New Convertible Notes Class B, shall be subordinated to any right of recovery for any shares delivered upon conversion of the New Convertible Notes Class A or New Convertible Notes Class C, in each case held by the Backstop Creditors on the relevant date. For further information regarding the Shareholders Agreement, reference is made to the text of the Shareholders Agreement, which has been filed as Exhibit 4 hereto and incorporated by reference herein.

CUSIP N/A	Page 7 of 9

Board of Directors of the Issuer

In connection with the Plan and the Shareholders Agreement, the Reporting Persons have nominated Bornah Moghbel and Michael Neruda, employees of certain affiliates of Management Company, as well as Antonio Gil Nievas, to serve as members of the Board of Directors of the Issuer. They are expected to be elected to the Board of Directors at a shareholder meeting of the Issuer to be held on or about November 15, 2022.

Other Matters

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Common Stock, options or related derivatives of the Issuer (collectively, “Securities”) in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Securities now beneficially owned or hereafter acquired by them; (iii) engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer regarding the Issuer and/or the Reporting Persons’ investment; or (iv) propose or consider one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or actions similar thereto.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Act with any other person and beneficial ownership over any shares of Common Stock beneficially owned by any other person, including the Other Shareholders and any other shareholder of the Issuer. Nothing in this Schedule 13D shall be deemed an admission that the Reporting Persons are a member of a “group” with any other person within the meaning of Section 13(d) of the Act.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 589,994,732,307 shares of Common Stock outstanding as of November 10, 2022 as provided by the Issuer. Assuming the anticipated conversion of all of the New Convertible Notes, the Reporting Persons will hold in the aggregate approximately 27.8% based on 606,407,693,000 shares of Common Stock of the Issuer anticipated to be outstanding on the Effective Date as reported in the Issuer’s Form F-1 filed with the Securities and Exchange Commission on October 26, 2022, after giving effect to the conversion of all New Convertible Notes and the issuance of new Common Stock in the ERO.

(c) The disclosure in Items 4 and 6 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

CUSIP N/A	Page 8 of 9

Registration Rights Agreement

On November 3, 2022, the Issuer, the Backstop Shareholders, the Reporting Persons and certain other Backstop Creditors entered into the Registration Rights Agreement, as amended and restated on November 11, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Necessary Backstop Parties (as defined in the Registration Rights Agreement) may require the Issuer to facilitate the listing of American Depositary Shares (“ADS”) of the Issuer representing shares of Common Stock of the Issuer on a national securities exchange, the filing and effectiveness of a shelf registration statement and a registered offering of Registrable Securities having a value of at least $200 million.

The Registration Rights Agreement also provides for certain obligations of the Issuer related to its ADS Program (as defined in the Registration Rights Agreement).

Other

The Registration Rights Agreement and the Shareholders Agreement are incorporated by reference to Exhibits 3 and 4 to this Schedule 13D.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Authorization and Designation Letter, dated July 9, 2021, by Alan Waxman

Exhibit 3 – Amended and Restated Registration Rights Agreement: November 10, 2022.

Exhibit 4 - Final Shareholders Agreement: November 3, 2022.

Exhibit 5 - Joint Plan of Reorganization of LATAM Airlines Group, S.A. et al under Chapter 11 of the Bankruptcy Code, as confirmed by the Bankruptcy Court on June 18, 2022, incorporated by reference to Exhibit 2.1 to the Issuer’s Form F-1/A (File No. 333-266844) furnished to the Securities and Exchange Commission on October 26, 2022.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022

Sixth Street Partners Management Company, L.P.
By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.

Alan Waxman

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman